Exhibit 99.2

FOREST OIL CORPORATION TELECONFERENCE CALL
May 24, 2004

Michael N. Kennedy, Manager—Investor Relations:

        Good morning. I want to thank you for participating in our Forest Oil conference call. We have joining us today, Craig Clark, President and CEO and Mr. Dave Keyte, Executive Vice President and CFO. Before we get started, I would like to take a moment to advise you that during this call we may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration, development, production and sale of oil and gas. We urge you to read our 2003 report on Form 10-K for discussion of these risks that could cause our results and plans to differ materially from those in any forward-looking statements we may make today.

        Also, our remarks during this call do not constitute an offer to sell shares of The Wiser Oil Company. At the time we commence our offer, through our wholly owned subsidiary, we will file a Tender Offer Statement with the SEC along with a Solicitation/ Recommendation Statement with respect to the offer. The Tender Offer will be made solely by the Tender Offer Statement and related materials. These materials will contain important information and should be read carefully before any decision is made with respect to the offer. The Tender Offer materials will be made available to all Wiser stockholders and will be available on the SEC website.

        I will now turn the call over to Craig Clark.

        Thank you.

H. Craig Clark, President and Chief Executive Officer:

        First, thanks to all of you who joined in for our conference call today. As we announced in our press release from yesterday, we have reached agreement to acquire The Wiser Oil Company out of Dallas, Texas in a cash tender transaction for $330 million. This number includes the assumption of Wiser's $160 million debt and equates to a price of $10.60 per share.

        We should note that shareholders representing 41% of Wiser's outstanding common shares have agreed to tender their shares in favor of this transaction. The transaction is expected to close June 30, 2004, and is subject to customary closing requirements. We want to express our appreciation to George Hickox and the Wiser management team for working with us on this transaction and look forward to working with their staff in the future.

        We believe this price reflects a fair value for good assets that are highly complementary to Forest's. We believe these assets offer excellent development and non-frontier exploration opportunities within existing Forest operating areas. The asset base will benefit from both consolidation and focused capital spending following closing of the transaction. We could not ask for a better fit of assets to our portfolio. Not only are the Wiser assets located in our three most profitable areas—Canada, Western U.S. and Gulf Coast, but they are very close to our activity in the Canadian Plains and Permian Basin. In fact, most are in the same producing trends, same reservoirs, and as I like to say, the "same neighborhood", because a few of the fields are actually offset to Forest fields.

        Before I go into the description of the acquired assets, I want to explain how this acquisition fits in with our four-point strategy announced late last year. First and foremost, it adds the "third leg of the stool" by adding an acquisition in Canada to the other two areas we targeted. Further, this transaction adds properties in the other two areas, Western, and to a lesser extent, Gulf Coast. As with our previous transactions, it allows us to reap the benefits of consolidation in terms of operating and overhead cost efficiencies. Our portfolio is further balanced geographically, in terms of oil and gas mix, while providing development drilling inventory to offset the higher risk exploration opportunities. We also have now identified non-core, high cost properties within the Forest portfolio which will aid our cost reduction efforts.

        The acquisition adds 191 Bcfe of proved reserves at a per-unit cost of $1.73/Mcfe while adding 64 MMcfe/d of production at approximately $5,000/Mcfe/d. Both of these statistics are comparable to our previous transactions and are very competitive with recent transactions in the industry, particularly in terms of the per-unit of production metrics and recent Canadian asset deals.

        For the Canadian business unit, the Wiser acquisition increases our proved reserves by 35% and increases our net production by approximately two-thirds. Our net acreage position increases by 230,000 acres to over 1.1 MM net acres, so Canada joins the ranks of the "million acre club" like the U.S., Alaska and International. Most of the acreage is undeveloped so we have exploration upside as well as infill potential. The most notable exploration play is the Wild River area in southern Alberta where Wiser has recently completed the 15 - 30 Wabamun discovery. This well is currently producing at a rate of 20 MMcf/d. We have both shallow and deep prospects in the Wild River area. This area, like our Foothills play, is one of the more active exploration plays in Alberta. Other exploration potential exists in the Buick Creek and Tupper areas near our Foothills activity. We have shallow to medium depth gas development potential in Chinchaga and Hinton-Obed areas.

        We also added Canada oil development to our portfolio by adding the Hayter and Evi-loon oil fields. Both have cost control upside and infill development locations. These oil fields produce 1700 Boepd and 1100 Boepd net respectively.

        In the Gulf Coast onshore we essentially add more pieces "fit within the puzzle" as we gain significant undeveloped acreage, approximately 93,000 net acres in our Frio, Yegua, Wilcox play in South Texas and South Louisiana. This is the same play where we have seen success in our Bonus and Katy programs just west of Houston. Wiser's undeveloped acreage with 3-D seismic is located just east of Houston and its 157,000 gross acre Sabine block is further east near the Texas Louisiana border. We will drill exploratory on each of these blocks in 2004. Needless to say, we know this area. I should note that there is some non-operated production and activity offshore, but this is not a major part of this transaction. We know the offshore area pretty well, also.

        The third main area of asset concentration is in the Permian and San Juan Basins. Both areas offer stable production with excellent cash flows as well as infill drilling opportunities. The Permian production is all operated by Wiser and, in fact, is located very near Forest's Permian activity. Target objectives for drilling range from the shallow Delaware at 5,000 feet to the Ellenberger at 20,000 feet. The San Juan Basin production is non-operated with low working interest, but has quite a bit of infill potential.

        So in summary, we're very pleased with the asset quality, the acquisition metrics and the opportunity to grow alongside similar fields within the Forest portfolio.

        Dave Keyte will now go over the financial details.

2

David H. Keyte, Executive Vice President and Chief Financial Officer:

        Thanks, Craig. The financial aspects of the transaction and its impact on Forest are positive and straight forward.

        We intend to finance a portion of the purchase price with equity. Accordingly, we have announced an equity offering for 4.5 million shares of common stock which we hope to price this week. The remainder of required funds will be provided by drawing on our credit facility. This is consistent with our acquisition financing strategy to access capital markets for large acquisitions, as we did in September of last year with our Unocal purchase. We believe the transaction is accretive to our shareholders in earnings, cash flow, free cash flow, and net asset value.

        Once the Wiser transaction is closed, the assets of Wiser will be folded into the existing business units of Forest. We believe that a substantial portion of Wiser's G&A costs will be eliminated in this operational configuration. This transaction allows both the Canadian and Western business units to approach 100 mmcfe/d of production, which we believe to be a significant hurdle for efficient operations. We plan to spend approximately $15 - 25 million of CAPEX on the Wiser assets in 2004 and expect to generate free cash flow from these assets under our management scheme. Last week we executed commodity swaps for 25 - 30 million a day of gas and 3,500 - 4,000 barrels of oil per day for the period July 2004 through December 2005 at average prices of $6.18 and $35.73, respectively.

        As we have announced, we intend to sell an estimated $100 million of assets to rationalize our business unit holdings. The Gulf Coast, Western, and Canadian units are all substantially larger than they were a year ago, and some of the smaller properties need to be harvested to maintain efficiencies in our operations. Properties from all three business units are under review for sale. We expect the dispositions to be closed by the end of the year. Strictly from a financial perspective, this transaction could be our best to date when you analyze the cost per unit and the cash flow and free cash flow generated by the hedged revenue. By way of comparison, the Unocal transaction, which had similar production, cost about $1.55 per unit and was hedged through 2005 at an average NYMEX price of $4.92. This transaction has an acquisition cost of about $1.70 per unit and is hedged at NYMEX prices over $6.00 through 2005. We will be providing revised guidance for Forest Oil in combination with Wiser after we close the transaction.

FOREST OIL CORPORATION TELECONFERENCE CALL
May 24, 2004
QUESTION & ANSWER SESSION

        OPERATOR:    Your first question comes from Bryan Singer from Goldman Sachs.

        MR. SINGER:    Wiser had forecasted about a nine percent production in growth this year, about 70 million cubic feet per day, is that something you think is reasonable and you expect to keep, and if so, what does that apply for production towards the end of the year?

        SPEAKER:    Their guidance, I don't know what they provided for quarterly guidance, but their production averaged 64 in the first quarter, and they announced on their call that they're currently at a rate of about 73, which would mean with an average of 70 million, you would probably have to average more like 73 to 75 by the end of the year, to be on the low end of the guidance. I think that's, I believe, based on our analysis, that did assume some success in some of the plays, so they would be in-between that 64 and 70 million range.

        As we get into the budget, it will depend on the level of capital, they did overspend their, overspend their capital, I believe, it was around 15 for the quarter, the first quarter and their guidance per capital was around 43, but slightly less on capital and therefore would have to adjust for production accordingly, but it looks like we're pretty close.

        MR. SINGER:    And you would then think about spending about the same as they did, or you haven't made that determination yet?

        SPEAKER:    We haven't made the determination, but in terms of exploration, spending a little less, a little more on the proven properties, to spend their budget, they would've had to slow it down a little bit to come in with the 45. So, we'll probably be slightly less than that. Remember, we want to free cash flow.

        MR. SINGER:    Right, thanks.

        OPERATOR:    Your next question comes from Ken Beer, from Johnson Rice.

        MR. BEER:    Good morning, guys. Just a question on the cost side, either Craig or Dave. LOE as it relates with the Forest LOE, if I look at Forest in aggregate and look at Wiser, how do they compare, would you expect the Wiser properties to come in above or beyond, above or below your current LOE as an aggregate?

        SPEAKER:    They had a high first quarter LOE too that was attributed to the lack of CO2 sales at Wellman, which they offset LOE, the Canadian dollar caused an increase in Canada, and there's some third party processing fees in Canada, associated with the new discovery at Wild River. I think except for the CO2 that would carry forward and brings them in at about, I believe, $1.25-ish range for the remainder of the year, and we used their cost going forward, although in certain areas, and in G&A they're higher than we are.

        MR. BEER:    Okay, okay. So, from looking at them on a cost basis it looks like they're slightly higher than you are, both in LOE and G&A per unit?

        SPEAKER:    Particularly on G&A.

        MR. BEER:    Got it. All right, guys, thanks.

        OPERATOR:    Your next question comes from Dwayne Rubert, from Fulcrum.

        MR. RUBERT:    Yeah, conceptually when you add new properties like this, you have the opportunity to spend a little bit more effort on the new stuff, and invariably something else falls off the wagon. What do you think it is that Forest will do less of, as a result of incorporating these properties?

        SPEAKER:    In terms of the assets and exploration, in terms of particularly the non-op exploration where it pretty much was first dollar, where you had to approve an AFE or be non consent and then what you had was left over for operating production, we have a larger capital base. I think Wiser has done a good job, but some of these assets have been thinly capitalized. So, a little less on the exploration and more on the base properties, by putting in things like compression and recompletions, particularly in Canada, would help us more near term and would also allow us to balance the program. Clearly they were, with their program and their acreage, they were more focused on the exploration piece. So, I think you'll see more of a balance.

        MR. RUBERT:    And you guys will be giving some guidance once the deal closes. When you think about cost cutting guidance, you've already mentioned that they're a little bit higher than you on LOE and on G&A, but what specifically do you think you guys can do better than Wiser can on a similar property? What kind of operational things do you have in mind?

        SPEAKER:    Well, I think they do a, I think they've done a good job with their assets, but naturally where you've got redundant offices in places like the Permian and Canada, you'll take advantage of the cost savings that consolidation gives you, as well as just the fact that you've already got larger staff in some area, and operations in areas with offices. So, I don't, I think it would be bold for me to say we're better, but certainly you'll take advantage of consolidation at the very least.

        MR. RUBERT:    Okay. Then finally, in terms of, you know, thinking about allocating some value to land, what sort of a scoping range, if you've got one, of what you might encourage us to assign towards land?

        SPEAKER:    I think that in our discussions that we've had, we're looking at something around 200 bucks an acre for the land that we're acquiring here.

        SPEAKER:    In their 10-K as of year end '03, they had 217,000 of undeveloped land, and that's before the addition of their nice acreage block that they did a good job in the Sabine area that adds about 70,000 net to that. So, your land position now is about 290,000 undeveloped from this acquisition, which adds significantly to, as you know, the Unocal transaction, which is about 100,000. So, we've added over 400,000 net acres to an undeveloped land position, primarily in the U.S. and Canada.

        SPEAKER:    So, based on those metrics, 50 to 60 million, Dwayne.

        MR. RUBERT:    Real good. Good luck, guys.

        SPEAKER:    Thank you.

        OPERATOR:    Your next question comes from Lou Bisnard, from Harris & Biggs.

        MR. NARDY:    Good morning, gentlemen. I was wondering if you could comment on the assets sale side of things you're thinking about, if you have any idea yet whether it's likely to be in the 10 million dollar range, or more in the 50 million dollar range, or any help you can give us there.

        SPEAKER:    Yeah, I think we just say we're going to be selling about 100 million dollars worth of assets, primarily out of the existing Forest Oil portfolio. We're not comfortable selling assets out of the Wiser portfolio at this point, because we don't know the properties. But certainly with the growth that we've had in the three business units that are affected here, we need to go ahead and harvest some of those low end properties, to keep our efficiencies going.

        SPEAKER:    It will be in both Canada and the U.S., and it'll also be driven from a cost standpoint and efficiency standpoint, particularly on the non operated side. I should note that we did sell some properties in the first quarter that were the low end properties that we immediately sold from our Permian transaction we closed on December 31st, 2003.

        MR. NARDY:    And with that, on the financial side, as far as Wiser has some callable bonds out there, any thoughts on that yet, and how you might refinance that, whether you'd come back to the high-yield market?

        SPEAKER:    We'll just have to wait and see what happens after we close. Clearly those bonds are a cost of debt that's far in excess of what we're experiencing, so it would be natural that we'd want to do something with them.

        SPEAKER:    Thank you, gentlemen.

        SPEAKER:    Thank you.

        OPERATOR:    Your next question comes from Gary Stromberg, from Bear Stearns.

        MR. STROMBERG:    Good morning. I just wanted to make sure I have some numbers right. The Cap Ex you're spending on the Wiser properties, did you say 15 to 25 million?

        SPEAKER:    Yes, again we're not certain what's been committed precisely, and what our plans going forward are. We do know the mix would be tilted much more towards exploitation and away from exploration, than perhaps they have been in the first part of the year. But it's a pretty wide range, I understand, and that is just for the last half of the year. I think going forward, you know, something around the 25 to 30 million dollar range is probably what we're thinking at this time.

        SPEAKER:    Their activity slowed a little bit obviously at the anticipation of working with us, but I believe their budget for the last half of the year was around the 23 million dollar range, 20 to 25.

        MR. STROMBERG:    And then just on the rating agency's front, do you think the amount of equity you're doing allows you to keep your rating?

        SPEAKER:    Again, we're still on, we're on negative watch before we entered into this transaction, and we don't have resolution from the rating agencies on the existing Forest Oil operations. So, in our view the transaction is credit neutral. I don't know what the view of the rating agencies is yet on the transaction, and we do not have closure on what the rating agencies thought about the base operations, after they put us on credit watch in February.

        MR. STROMBERG:    Okay, thank you very much.

        SPEAKER:    Sure, thank you.

        OPERATOR:    Your next question comes from Adam Light with CSFB

        MR. WHITE:    Good morning, guys. Two questions. On the hedges, it looks like you've just added onto their existing hedges, that you didn't need to terminate anything they had in existence; is that correct?

        SPEAKER:    Yeah, the range that was put on there was put on because they already had some existing hedges in '04 that run out in December. So, we just added to that position to get to our 90 percent coverage on their production for '04 and '05. The '05 amounts, they didn't have anything hedged past '04, so those are all fresh numbers.

        SPEAKER:    We hedged PDP production for any additional volumes.

        MR. WHITE:    And on the banks, have you negotiated any amendments, do you have a new borrowing base from what you're initially going to fund?

        SPEAKER:    Nothing is formal at this point. We have had informal discussions with our banks, and we believe that the availability of credit facilities today will be intact.

        MR. WHITE:    And I gather you did not, did you discuss this with the agencies before it was announced, or is that a subsequent discussion?

        SPEAKER:    We have been in touch with them in the last several days.

        MR. WHITE:    Okay, thanks.

        SPEAKER:    Sure.

        OPERATOR:    Your next question comes form Eric Disteland from Lehman Brothers.

        SPEAKER:    My question was answered, thank you.

        SPEAKER:    Thanks, Eric.

        OPERATOR:    I would like to remind everyone that if you would like to ask a question, please press star, then the number one on your telephone key pad.

        Your next question comes from Kelly Krenger, from Bank of America Securities.

        MR. FRAZIER:    Hi, my question has been asked and answered also. Thank you.

        SPEAKER:    Thanks, Kelly.

        SPEAKER:    Thanks for calling in.

        OPERATOR:    Your next question comes from David Pink from Dunn Davis Capital.

        MR. PINK:    Hi, good morning. I'm sorry if I missed this. Between the equity issuance, the asset sales, and cash flows, between now and the end of the year, do you have a target of what your debt level should be?

        SPEAKER:    I don't think we can answer that at this time, because of where we sit in terms of the legal aspects. We are going to, we believe, with free cash flow and the divestiture package, be somewhere in the 300 million dollars of free cash flow for the year.

        MR. PINK:    300 million of free cash flow?

        SPEAKER:    Yeah, including the 100 million from the investiture.

        MR. PINK:    Including the 100 million, okay. Then I assume that any debt paydown could be basically taking out whatever you draw on your bank lines at this point?

        SPEAKER:    Yes, again I'm not at liberty to really discuss the debt portfolio piece of this at this time, but I think that's a safe assumption.

        MR. PINK:    Okay. Thank you.

        SPEAKER:    Thank you.

        OPERATOR:    At this time, you have a question from Adam France from Charlotte Capital.

        MR. FRANCE:    Good morning, guys. Just taking a look, I'm not here to bust anybody's chops, but this will be about the third equity issuance, and basically it's the same price as the last two. Just walk me through, you know, with the free cash flow you're going to be generating, why do the equity now?

        SPEAKER:    Yeah, Adam, in fact it's the second one we've done, the other one was not a company issue equity financing.

        MR. FRANCE:    Okay.

        SPEAKER:    So, the last, the only one we've done in the last four or five years was done last year to support the Unocal transaction. This is consistent with our spoken and published strategy to tap the capital markets on significant acquisitions to protect the balance sheet. I think that that strategy is in place, it's a known part of Forest Oil's, you know, financial head, I guess. So, the equity is coming out because it's prudent. We're not going to play the market. It's accretive to our shareholders, we're building NAV, we're building shareholder value and we can't wait for the markets to catch up to us, we have to go about our business. It's really quite as simple as that.

        MR. FRANCE:    Okay, that's fair enough. Thanks, guys.

        OPERATOR:    At this time there are no further questions. Mr. Kennedy, do you have any closing remarks?

        MR. KENNEDY:    Well, thank you for your participation in our conference call today, and if you have any further questions, please feel free to contact us. Thank you.

        SPEAKER:    Thank you.

        OPERATOR:    Thank you for participating in today's conference call. You may now disconnect.

        (WHEREUPON, the Teleconference was concluded at 10:31 a.m.)

CAPTION

        The Teleconference in the matter, on the date, and at the time and place set out on the title page hereof.

        It was requested that the Conference be taken by the reporter and that the same be reduced to typewritten form.